Exhibit 22.1
List of Subsidiary Guarantors
As of December 31, 2022, the following subsidiaries of Matador Resources Company (the “Company”) were guarantors of the Company’s 5.875% Senior Notes due 2026.

Name	Jurisdiction

Delaware Water Management Company, LLC	Texas

Longwood Gathering and Disposal Systems GP, Inc.	Texas

Longwood Gathering and Disposal Systems, LP	Texas

Longwood Midstream Delaware, LLC	Texas

Longwood Midstream Holdings, LLC	Texas

Longwood Midstream Southeast, LLC	Texas

Longwood Midstream South Texas, LLC	Texas

Matador Production Company	Texas

MRC Delaware Resources, LLC	Texas

MRC Energy Company	Texas

MRC Energy Southeast Company, LLC	Texas

MRC Energy South Texas Company, LLC	Texas

MRC Permian Company	Texas

MRC Permian LKE Company, LLC	Texas

MRC Rockies Company	Texas

Southeast Water Management Company, LLC	Texas

WR Permian, LLC	Delaware